Edward M. Kelly, Senior Counsel
Shelly Haywood, Staff Attorney

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 19, 2019

Re:	ERC Homebuilders 1, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed July 15, 2019
File No. 24-10987

Dear Mr. Kelly and Ms. Haywood:

Thank you for your comments of July 30, 2019 regarding the Offering Statement of ERC Homebuilders 1, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment 2 to Offering Statement on Form 1-A filed July 15, 2019 General, page i

1.	It appears to us that ERC Parent may be a co-issuer of the securities. As such, please revise to include ERC Parent as a co-issuer of the securities offered and include all related disclosure for ERC Parent or advise.
2.	In this regard, it appears that the aggregate amount of the offerings of ERC Parent and ERC Homebuilders 1, Inc. and ERC Homebuilders 2, Inc. would exceed the $50 million limitation for Tier 2 offerings pursuant to Regulation A. Please advise.

We respectfully disagree that ERC Homebuilders, Inc. is a co-issuer of the securities and, accordingly, we have not revised the offering statement to include ERC Homebuilders, Inc. as a co-issuer. Therefore, the offerings by ERC Homebuilders 1, Inc. and ERC Homebuilders 2, Inc. should not be aggregated for purposes of calculating the Tier 2 Regulation A offering limits. Though there is limited guidance in this area, the Company believes the following facts help lead to this analysis:

•	The offerings are independent. The success of this offering will not be dependent on the other offerings. The intention of the Company is to develop properties in its own region, South Florida. ERC Homebuilders 2 will develop properties in North Florida. Real estate by its nature is location specific. Whether one or both of the companies succeed will be about selection of the correct locations and the need for rental housing in those locations.
•	The subscription process for the offerings will be independent
o	The offerings will each have their own campaign page and independent subscription processes. On the Company’s offering page, the link to the preliminary offering circular will take the prospective investor to the Company’s preliminary offering circular. This is true for ERC Homebuilders 2 and ERC Parent as well. However, there may be certain situations (tweets, facebook posts, etc.) where it is appropriate to provide a link to all the companies’ offering circulars. In such situations, the Company will follow the structure set up by some sponsors currently making Regulation A offerings for several companies at the same time, who have created a landing page with all the offering circulars embedded therein. In addition, each company will have its own process for subscribing and each offering will have its own unique subscription agreement. For instance, if an investor desired to participate in all the offerings, the prospective investor would need to go to each of the offering pages and complete the subscription process individually for each offering. In addition, the currently the only entity collecting indications of interest is ERC Homebuilders 1. Those indications will be used to notify those prospective investors if and when the ERC Homebuilders 1 offering is qualified.
o	The funds for the offerings will not be co-mingled. We have revised the information on page [24] to reflect the fact that Prime Trust will be maintaining segregated escrow accounts for the Regulation A offerings of ERC Homebuilders 1 and ERC Homebuilders 2 and that escrowed funds can only be transferred to the operating subsidiary conducting that specific offering
•	The company will own its own properties. The properties purchased and developed and the improvements thereon will be owned and operated for the benefit of the company and not ERC Homebuilders 2 or ERC Parent.

We have reviewed the limited public guidance available (including C&DIs) on co-issuers and the aggregation of sales. We note that under Rule 504 a limited partnership issuer is not required to aggregate sales by other limited partnerships solely because the other partnerships have the same general partner (C&DI 255.28). We believe the structure of the current offering is analogous to that structure. Further, we note that the guidance available with respect to Rule 140 does not appear to be to be relevant to the structure of this offering. Rule 140’s relevance would seem to be most relevant in the case of “back-to-back” securities, such as payment dependent notes, which is very far from the case in this offering. We note that each of ERC Parent and the Company is an operating company with its own operations in the development and sale of build-to-rent housing. ERC Parent will perform certain services at the direction of the Company, and its performance will have no impact on the success of the Company except with respect to the adequacy of the performance of those services.

The Company and ERC Homebuilders, Inc. have reorganized their contractual arrangements to better clarify the relationship between the parties and emphasize the fact that it is the Company’s performance, and not that of its parent, that will form the basis for any investment decision. Other than the reimbursement of the amount funds that ERC Parent has already extended to the Company to cover some initial costs, proceeds from this offering will only be paid to ERC Parent for services performed on a fixed-fee basis, as and when ERC Parent performs those services at the direction of the Company. The Company has modified the Management Services Agreement with ERC Parent to reflect its intention that the Company will be in charge of all decisions with respect to its operations, and the Company has entered into a direct agreement with Manhattan Street Capital.

Furthermore, we have reviewed the limited public guidance available on Rule 140 (including C&DIs) and the co-issuer issue, and that guidance does not appear to be to be relevant to the structure of this offering.

Similar considerations apply with respect to ERC Homebuilders 2. The Company anticipates that the two companies will develop their own unique characteristics and their own unique and independent relationships with ERC Parent as they build out their operations and appoint their management teams.

Exhibit 12, page 1

3.	The disclaimer that "No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof" is inappropriate because the legal opinion is part of the offering statement. Please file a revised legal opinion.

As requested, we have filed a revised legal opinion.

4.	Please have counsel revise the legal opinion to opine as to the laws of Delaware, your state of incorporation.

As requested, we have filed a revised legal opinion.

5.	Please have counsel revise the legal opinion to consent to the prospectus discussion of the legal opinion and being named in the registration statement. See Staff Legal Bulletin No. 19 Section IV.

As requested, we have filed a revised legal opinion

Offering Circular's Cover Page, page 1

6.	You disclose that "the minimum investment is $504 (84 shares)" in the paragraph after footnote (2). Please revise your disclosure to reflect that the minimum investment is $500 (83.33 shares).

We have revised the disclosure as requested.

Thank you again for the opportunity to respond to your questions to the Offering Statement of ERC Homebuilders 1. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

ERC Homebuilders 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578